Exhibit 12

American International Group, Inc.

Computation of Ratios of Earnings to Fixed Charges

	Nine Months		Three Months
	Ended		Ended
	September 30,		September 30,

	2005	2004	2005	2004

(in millions, except ratios)	(Restated)			(Restated)

Income before income taxes, minority interest and cumulative effect of an accounting change	$14,911	$12,586	$2,477	$4,091
Less – Equity income of less than 50% owned persons	(115)	93	(208)	(13)
Add – Dividends from less than 50% owned persons	143	18	17	8

	15,169	12,511	2,702	4,112
Add – Fixed charges	5,909	4,568	2,440	1,510
Less – Capitalized interest	45	42	15	15

Income before income taxes, minority interest, cumulative effect of an accounting change and fixed charges	$21,033	$17,037	$5,127	$5,607

Fixed charges:
Interest costs	$5,755	$4,432	$2,389	$1,465
Rental expense*	154	136	51	45

Total fixed charges	$5,909	$4,568	$2,440	$1,510

Ratio of earnings to fixed charges	3.56	3.73	2.10	3.71

Secondary Ratio

Interest credited to GIC and GIA policy and contract holders	$3,739	$2,816	$1,677	$900
Total fixed charges excluding interest credited to GIC and GIA policy and contract holders	$2,170	$1,752	$763	$610

Secondary ratio of earnings to fixed charges	7.97	8.12	4.52	7.72

*	The proportion deemed representative of the interest factor.

The secondary ratio is disclosed for the convenience of fixed income investors and the rating agencies that serve them and is more comparable to the ratios disclosed by all issuers of fixed income securities. The secondary ratio removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contractholders from total fixed charges. Such expenses are also removed from income before income taxes, minority interest, cumulative effect of an accounting change and fixed charges used in this calculation. GICs and GIAs are entered into by AIG’s insurance subsidiaries, principally SunAmerica Life Insurance Company and AIG Financial Products Corp. and its subsidiaries, respectively. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. The assets acquired yield rates greater than the rates on the related policyholders obligation or agreement, with the intent of earning operating income from the spread.